

Mail Stop 3561

September 15, 2008

Ms. Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, New York 11713

>   **Re: Perfumania Holdings, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed September 11, 2008**
>   **File No. 000-19714**

Dear Ms. Dellomo:

   We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed September 11, 2008

1. We believe that a reverse acquisition always results in a change in accountants when the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer. As such, it is unclear to us why a change in accountants was not reported in Form 8-K filed on August 11, 2008, and how you could have two principal accounting firms engaged upon the closing date of the reverse acquisition. Please explain to us why you believe a change in independent accountants did not occur as a result of the reverse acquisition and why you did not report a change in accountants under Item 4.01 in Form 8-K filed on August 11, 2008 in connection with the reverse acquisition. Please address the

facts and circumstances that support a conclusion that a change in accountants did not occur as of the closing date of acquisition. In doing so, summarize any discussions and actions of the board of directors and the audit committee regarding the change in accountants before, on and after the date of the reverse acquisition and the dates of those discussions and actions.

2. Notwithstanding the above comment, we believe you should amend Form 8-K filed on August 11, 2008 to report a change in your certifying accountant in accordance with Item 4.01 of Form 8-K. The disclosure in the amended document should comply with Item 304 of Regulation S-K. Please do so or otherwise advise.

3. Please tell us whether the audit committee approved another change in independent accountants on September 9, 2008 or whether this Form 8-K was filed to report the change in accountants that occurred on August 11, 2008. Provide the facts and circumstances necessary to support your response. Please note that a new auditor may be engaged prior to the termination of the predecessor accountant who is still performing services, and that a dismissal occurs on the date a new accountant is engaged. Form 8-K should be filed when a new auditor is engaged to report the change, identify disagreements or reportable events and to file the predecessor auditor's letter. An amendment should be filed within five days after services of the predecessor auditor are completed. The amendment should indicate whether there are any disagreements or reportable events through that date and include a confirming auditor's letter.

4. Please comply with each of the disclosure requirements of Item 304 of Regulation S-K when reporting a change in independent accountants. For example, in this Form 8-K filing please revise to:

- clearly state that a change in accountants occurred upon closing of the reverse acquisition;

- clearly state that the audit committee approved the change in accountants;

- clearly disclose the date you engaged Deloitte & Touche and dismissed BDO Seidman, LLP as your principal accountant;

- disclose any consultations with Deloitte and Touche LLP during the two most recent fiscal years or any subsequent interim period through the date of engagement regarding the application of accounting principles or the type of audit opinion that might be rendered that Deloitte and Touche LLP concluded was an important factor you considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event; and

- disclose the services being provide by BDO Seidman, LLP subsequent to the date of dismissal and the date you expect BDO Seidman, LLP to complete the services.

5. Finally, as it appears the decision to change auditors represents a future dismissal of BDO Seidman, LLP, you are required to file an amendment to the filing when BDO Seidman, LLP has completed its services related to the matters in which it is presently involved. We would expect you to disclose the date of dismissal BDO Seidman, LLP, the date BDO Seidman, LLP completed its work and disclose any disagreements or reportable events through the date BDO Seidman, LLP completed its work. Please acknowledge this obligation to file an amendment and provide the disclosures required by Item 304(a)(1) of Regulation S-K, as well as an updated letter from BDO Seidman, or otherwise advise.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant